Exhibit 99.9

PRESS RELEASE

Europe: TotalEnergies finalizes the acquisition of 50% of a
portfolio of flexible power generation assets from EPH

Paris, April 29, 2026 – TotalEnergies announces the completion of the acquisition agreed on 16 November 2025 of 50% of EPH’s flexible power generation platform in Western Europe. Approved by all competent authorities and by the Boards of Directors of both TotalEnergies and EPH, this transaction leads to the creation of TTEP, the 2nd largest flexgen player in Europe, headquartered in Amsterdam.

The company, TTEP, owns and operates, through its subsidiaries, flexible natural gas and biomass-based power plants and BESS assets across Italy, the United Kingdom, Ireland, the Netherlands and France, for a total capacity of 14 GW installed or in construction. Its production reached close to 30 TWh of electricity in 2025.

TotalEnergies and EPH have agreed on tolling contracts with TTEP, allowing both partners to market their own share of production. Furthermore, TTEP has a 5 GW projects portfolio and will serve as the preferred investment vehicle for both shareholders to develop their flexible power generation activities and large-scale battery storage solutions across the five countries concerned.

The transaction becomes effective on April 29, 2026. Pursuant to the powers delegated to it by the Shareholders’ Meeting of May 24, 2024, the TotalEnergies SE Board of Directors has approved the issuance of around 95.4 million shares to EPH, representing approximately 4.2% of TotalEnergies’ share capital, making EPH one of the Company’s main shareholders.

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the anticipated production, capacity and future development of the assets of the joint venture. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on a number of economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors described from time to time in the Company’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC. Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Corporation has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC.

Important Note

This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any securities referred to herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an applicable exemption from registration requirements.